FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

INTERNAL REGULATION OF THE AUDIT COMMITTEE

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Article 1: The Auditing Committee (“Committee” or “Audit Committee”) is a is a permanent advisory body directly bound to the Board of Directors (as described in Article 21 of the Company's Bylaws), subject to the applicable laws and regulations, especially by the Brazilian Securities and Exchange Commission ("CVM") Ruling No. 308 of May 14, 1999, as amended, by the provisions of the Bylaws of the corporation known as "Companhia Brasileira de Distribuição" (hereinafter, the "Company"), by the standards governing the sol-called Novo Mercado (Novo Mercado: 2018 Listing Rules for the New Brazilian Stock Exchange Market, called B3) currently in force, and also by this charter or Internal Regulation (the "Regulation").

Article 2: The Committee acts independently of the Company's Board of Executive Officers, having autonomy to operate and also its own budget approved by the Board of Directors every year, intended to cover operating expenses.

Article 3: The members of the Audit Committee shall be elected by the Board of Directors for a term in office of two (2) years, and their terms in office can be renewed for successive periods, subject to the maximum term of ten (10) years, subject to the rules of the rules of CVM, the Company's Bylaws and this Internal Regulation.

Article 4: The Committee shall be composed of a minimum of 3 (three) and a maximum of 5 (five) members, of which (i) a minimum of 2 (two) shall be external (“External Members”), (ii) at least 1 (one) member must be an independent member of the Company's Board of Directors, according to the definition of independency set forth in the Novo Mercado Regulation, and (iii) at least 1 (one) of the Committee members must have recognized experience in corporate accounting matters, pursuant to CVM regulations and the so-called 'Novo Mercado' Rules (Novo Mercado: 2018 Listing Rules for the New Brazilian Stock Exchange Market, called B3) (hereinafter called “Expert"), and the same member may accumulate the functions of External Member or independent member and Expert.

Paragraph 1: The External Members of the Auditing Committee shall meet the requirements of independence as set out in the standards of CVM and the Company's Bylaws. In this sense, in order to fulfill the requirement of independence, the External Members of the Committee:

a)       cannot be, or have been, in the last five (5) years:

i)	an executive officer or employee of the Company or of a controlling company thereof, a subsidiary thereof, an affiliate or partnership in joint control, whether directly or indirectly; or
ii)	partner, technical manager or member of the Company's independent auditors’ work team; and

b)	cannot be a spouse, a relative in straight or collateral line to the third degree, and by affinity to the second degree, of the persons mentioned in items "i" and "ii" of letter "a" above; and
c)	cannot be members of the Board of Directors of the Company or its subsidiaries.

Paragraph 2: A member's position in this Committee cannot be delegated, and such position must be performed observing the principles of loyalty and diligence, as well as avoiding any disputes that could affect the interests of the Company and its shareholders.

Paragraph 3: Committee members shall keep an unbiased and skeptical attitude in carrying out their activities and, above all, concerning the estimates contained in the financial statements and the Company's management.

Paragraph 4: The Committee can be composed of people who, in addition to the legal and regulatory requirements, as well as those requirements set forth in the Company's Bylaws, meet the following conditions:

a)	are not Executive Officers of the Company, its subsidiaries, controlling company, affiliates or companies in joint control, whether directly or indirectly; and
b)	have knowledge or experience in auditing, controls, accounting, taxation, or the rules applicable to public companies, with regard to the proper preparation of their financial statements;
c)	have unblemished reputation and knowledge of how the markets in which the Company and/or its subsidiaries operate; and
d)

cannot hold any position in any company that may be considered a competitor of the Company or its subsidiaries, and he/she cannot have, or represent, any conflicting interests with the Company or with its subsidiaries.

Paragraph 5: In order to meet the requirement of recognized experience in corporate accounting as provided for in the caption of this Article, the Committee member must have:

a)       knowledge of the generally accepted accounting principles and also of financial statements;

b)       skills to assess the application of such principles in relation to the key accounting estimates;

c)       experience in preparing, auditing, analyzing, or evaluating financial statements that have level of coverage and complexity comparable to the ones existing in the Company;

d)       educational background consistent with the corporate accounting knowledge required for the Committee activities; and

e)       knowledge of internal controls and corporate accounting procedures.

Paragraph 6: The compliance with the requirements set out in Paragraph 5 above shall be supported by documents filed at the Company's headquarters, which will be available to the CVM for a period of five (5) years from the last day of the corresponding member's term of office in the Committee.

Paragraph 7: The members of the Audit Committee must comply with the requirements set forth in Article 147 of Brazilian Law 6,404 of December 15, 1976 (the Brazilian Corporations Act), and they will be invested with their offices in the Committee by undersigning the corresponding Investiture Term, which will set forth the requirements to be met to hold every position.

Article 5: Having held office for any period, the Auditing Committee members who have left the Committee shall be able to join the Committee again only after a period of at least three (3) years from the end of their corresponding terms in office.

Article 6: Throughout their terms of office, the Committee members may be replaced only in the cases provided for in the Company's Bylaws, and in case of a vacancy in the Committee, the Board of Directors shall elect the corresponding substitute, who shall complete the term of office of the replaced member. In case of any vacancy, the Chairman of the Committee or, in his/her absence, any other member of the Committee, shall request to the Chairman of the Board of Directors to convene a Board of Directors meeting within up to seven (7) days from the date such vacancy is noticed, so that a new Committee member is elected to finish the term of office of such member whose position has become vacant.

Paragraph 1: In case of a temporary inability of any Committee member, and in case there is the need for urgent deliberation, the Board of Directors shall appoint a third party to replace him/her during the period of such inability which may not exceed thirty (30) days, after which the heading of this Article 7 shall apply.

Paragraph 2: The substitute of the temporarily unable member under Paragraph 1 hereinabove shall meet all the requirements of the laws, the CVM standards, the Company's Bylaws and this Charter as regards the eligibility criteria for Committee members.

Paragraph 3: The temporary inability period will be considered for purposes of calculating the term of ten (10) years referred to in Article 4.

Paragraph 4: The replacement of any Committee member shall be reported to the CVM within 10 (ten) days of the corresponding replacement.

Article 7: The Board of Directors shall elect, from among the members of the Committee, a Chairman, who will be responsible for representing, organizing, and coordinating the Committee activities.

Paragraph 1.: The Chairman of the Committee will be responsible for:

a)       calling, subject to the provisions of Article 8 hereinbelow, establishing, and presiding over the Committee meetings;

b)       representing the Committee in its relationship with the Board of Directors, the Company's Executive Officers, and the Company's internal and external auditors, internal bodies and committees, undersigning, whenever necessary, letters, invitations and reports forwarded to them;

c)       inviting, on behalf of the Committee, any participants to Committee meetings; and

d)       complying with this Charter and enforcing that all other Committee members also comply with it.

Paragraph 2: In the event of absence or temporary inability of the Chairman, he/she may be replaced by another member appointed by him/her.

Paragraph 3: The Chairman of the Committee, accompanied by other members of the Committee whenever necessary or appropriate, shall:

a)       meet with the Board of Directors upon a call by such Board at least every quarter to report the Committee activities, in addition to other matters that may be relevant; and

b)       attend the annual general meeting of the Company.

Paragraph 4: For full compliance with the provisions of comma “a” of Paragraph 3 of this Article 7, in case the Board of Directors does not convene the Committee Chairman for meetings at least every quarter, then the Committee Chairman shall forward, within ten (10) days before the end of such period, a request for a meeting addressed to the Chairman of the Board of Directors in order to comply with such frequency.

Article 8: The Committee shall meet ordinarily at least every two (2) months or, extraordinarily, whenever called by its Chairman or the Chairman of the Board of Directors, or by a written request of any Committee member, being certain that the Company's accounting information shall always be considered by the Committee prior to being disclosed. The Committee meetings may be called by any Committee member in case the Chairman of the Committee does not satisfy, within three (3) calendar days after having received such a request, the call request submitted by such member. A copy of every call to a Committee's meeting will be forwarded to the Chairman of the Board of Directors.

Paragraph 1: The calls to Committee meetings shall be made in writing, via e-mail, fax, or letter at least five (5) days prior to the date of the meeting, informing the time and place, and including a detailed agenda thereof. Any proposal and all required documents connected to the agenda shall be made available to the Committee members upon the corresponding call is made. The call may be waived in case all Committee members are present at the meeting, or upon prior consent in writing by absent members.

Paragraph 2: In case there are any matters requiring urgent consideration, the Coordinator or the Chairman of the Board of Directors may call a meeting of the Committee within a period shorter than the one set forth in paragraph 1 of this Article 8.

Paragraph 3: The agenda of the meetings will be drawn up by the Coordinator, and the other members can suggest and request additional matters to be considered by the Committee.

Paragraph 4: The meetings will be established with the presence of a majority of Committee members.

Paragraph 5: In case the quorum set forth above is not met, the Chairman of the Committee or Chairman of the Board of Directors shall call another meeting, to be held with any quorum, depending on the urgency required by the matter to be addressed.

Paragraph 6: The recommendations, opinions, and reports made by the Committee shall be approved by a majority of votes of the members attending the corresponding meetings.

Paragraph 7: Committee meetings shall be held preferably at the Company's headquarters, and they can be held at a different place in case all members deem it appropriate and previously agree with it in writing, and the Chairman of the Board of Directors must be informed of that.

Paragraph 8: People are allowed to attend both regular and extraordinary meetings of the Committee by means of conference call system, videoconference or any other communication means that allows every board member's identification and the simultaneous communication with all other persons attending the meeting. In that case, Committee members will be deemed as present at the meeting and shall subsequently undersign the corresponding minutes thereof.

Article 9: To attend its meetings, the Committee may call members of the Board of Directors, internal and external associates of the Company, and any other persons who hold relevant information, or in case the meeting agenda contains any subjects relevant to their area of expertise.

Article 10: The subjects, pieces of advice, discussions, recommendations and opinions of the Committee shall be recorded in meetings minutes, which shall be undersigned by the corresponding members present thereto, and such minutes shall contain the relevant topics discussed, the list of presents, mentioning any excused absences, the measures requested and any points of disagreement among members. Copies of the Committee's meeting minutes will be forwarded to the Company's Board of Directors' Chairman.

Sole paragraph: Supporting documents of the meetings shall be filed at the Company's headquarters.

Article 11: The Company's Executive Secretary of the Board of Directors shall also act as Secretary of the Auditing Committee and its meetings, who will also be responsible for drawing up the meeting minutes, as well as for providing any support necessary for the full operation of the Committee, practicing all actions that may be requested by the Committee members, including s regards the provisions of Article 14 hereinbelow.

Article 12: The Committee is responsible, among other matters, for:

a)       suggesting amendments to this Charter, submitting them to the Board of Directors' consideration;

b)       giving advice on the hiring and dismissal of independent auditors' services, for which the Committee shall at least:

i)	issue its opinion on the hiring of an external auditor to provide any other service to the Company; and
ii)

supervise the activities of independent auditors to assess: (1) their independence; (2) the quality of services provided; and (3) whether the services provided are adequate or not to the Company's needs.

c)       reviewing the Company's management report, financial statements, interim financial statements and quarterly information, making the recommendations it deems necessary to the Board of Directors; accordingly, the Committee will be responsible at least for:

i)	monitoring the quality and integrity of the quarterly financial statements, the mid-period financial statements and the Company's financial statements; and
ii)

monitoring the quality and integrity of information and measurements released based on adjusted accounting data and on non-accounting data that add elements not provided for in the structure of the usual reports of financial statements.

d)       monitoring the activities of the Company's internal audit and internal controls area;

e)       evaluating and monitoring the Company's risk exposures and may even require detailed information on policies and procedures related to:

(i)     management members' compensation;

(ii)    the use of Company's assets; and

(iii)    expenses incurred on behalf of the Company;

f)        verifying compliance with their recommendations and/or clarifications to their statements;

g)       assessing whether the Board of Executive Officers is complying with the recommendations made by the external and internal auditors, as well as reporting to the Board of Directors any possible conflicts between internal auditors, external auditors, and/or the Company's Officers;

h)       evaluating, monitoring, and recommending to the Company's Board of Directors the correction or improvement of the Company's internal policies, including the policy for related party transactions, and may meet with the various Committees and the Board of Directors to discuss such policies, as well as the practices and procedures identified within the scope of their corresponding competences;

i)        preparing an annual summary report to be submitted together with the financial statements, which must be kept at the Company's registered office and available to the CVM for a period of 5 (five) years, containing at least the following information:

(i)     the meetings held and the key subjects discussed;

(ii)    the assessment of the effectiveness of the Company's internal control and risk management systems;

(iii)    the description of the recommendations submitted to the Company's management and the evidence of their implementation;

(iv)   assessment of the effectiveness of independent and internal audits;

(v)    the assessment of the quality of financial reporting, internal controls and risk management for the period; and

(vi)   any situations in which there is significant inconsistency between the Company's management, the independent auditors and the Committee regarding the Company's financial statements;

j)        possess the means for receiving and processing information about noncompliance with the legal provisions and the Company's regulations, including the standards and internal regulations applicable to the Company and specific procedures for protecting the provider and confidentiality of information, as set forth in article 20 below;

k)       evaluating and monitoring the control and verification mechanisms of compliance with Law No. 12,846 of August 1, 2013 and its regulations by the Company; and

l)        issuing its opinion on any other matters that the Board of Directors may submit to it, as well as those that this Committee may deem relevant.

Sole paragraph: Should the Fiscal Council be established pursuant to Brazilian Law number 6,404/76, this Auditing Committee will keep its authority, while the competencies granted by law to the Fiscal Council shall be observed.

Article 13: In addition to the duties set forth in the previous article, the Committee shall also:

a)       look after the Company's interests within the scope of its authority;

b)       review the reports issued by regulating agencies on the Company, in whatever may impact the perception of matters under its competence, as provided for in this Internal Regulation and in the applicable rules and standards; and

c)       every year, carry out a self-assessment or independent external audit of their activities and identify possibilities to improve its performance.

Article 14: In case it is found any conflict of interests or a private interest of a member of the Committee connected to a particular matter to be decided, such Committee member him/herself has the duty to report such fact in a timely manner to the other Committee members.

Paragraph 1: In case any member of the Committee who may have a potential private benefit or conflict of interests connected to any decision to be made, does not report his/her own potential benefit or conflict of interests, any other member of the Committee who is aware of such situation could report such fact. The non-voluntary manifestation of that member will be considered a violation of this Internal Regulation, if those particular benefits or conflict of interests are eventually confirmed.

Paragraph 2: Once such conflict of interests or private benefit is eventually confirmed, the person involved will not take part in the corresponding discussions and deliberations any longer, and he/she must leave the meeting until the discussions on such subject are finished.

Paragraph 3: Such conflict of interests or private benefit that may be reported by any member of the Board, as set forth in Article 14, caption or Paragraph 1, as applicable, and the consequent application of the provisions of Paragraph 2 above shall be recorded in the meeting minutes.

Article 15: Any acting Committee member shall be entitled to request and review, individually, books and other corporate records and documents, being also allowed to make notes and comments thereto, which will be discussed and resolved at the corresponding meetings, provided, however, that such books and records refer to matters under the Committee's competence, pursuant to Article 12.

Paragraph 1: Such documents can be reviewed only at the registered office of the Company and upon prior request.

Paragraph 2: Requests for information or explanations concerning the corporate businesses by any Committee member shall be submitted to the Company's management bodies upon a written request signed by the Committee Secretary.

Article 16: All Committee members are subject to the provisions set forth in the Moral Code of Conduct, in the Securities Trading Policy, and in the Policy of Confidentiality, Disclosure, and Use of Material Information of the Company, as well as the provisions in all other policies and charters of the Company.

Article 17: Every year the Committee shall approve a schedule of activities for the corresponding fiscal year, which may be amended during the year upon request by any Committee member(s).

Article 18: To perform its duties, the Committee shall have operational autonomy and an annual budget within the limits approved by the Company's Board of Directors in order to carry out or determine consultations, evaluations and investigations within the scope of its activities, and for that purpose the Committee can also contract and use independent external experts.

Article 19: The Audit Committee, according to this Article, is the appropriate body of the Company responsible for receiving whistle-blowing, complaints and disclosures made by whistle-blowers, including of sensitive and confidential nature, which may be internal and external sent to the Company, on any matter related to accountability, internal controls and audit.

Paragraph 1: Such whistle-blowing and complaints may be sent by Ombudsman Channel, whose phone number and address shall be disclosed on the Company's website in a place that can be easily viewed.

Paragraph 2: The Committee shall guarantee the whistle-blower's confidentiality.

Paragraph 3: The Audit Committee will be responsible for determining the appropriate and necessary measures to investigate the facts and information reported in any whistle-blower's complaint.

Paragraph 4: The conclusions and recommendations by the Committee arising from complaints received by it shall be obligatorily reported by the Committee Chairman to the Board of Directors whenever such complaints involve a member of the Company's management, or whenever, in the Committee's opinion, such complaints point out the possibility of a frequent noncompliance with policies or standards of the Company.

Paragraph 5: The Committee shall be periodically communicated of the complaints received by the Ombudsman Channel, its reporters and its respective solutions.

Article 20: Any cases that might not be covered by this Internal Regulation or charter shall be settled by the Board of Directors.

Article 21: This document must be disclosed by the Company after having been approved by the Board of Directors.

This Internal Regulation was approved at a Meeting of the Company's Board of Directors held on February 6th, 2020.

*****

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 14, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.